# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: eBay Inc., CIK 0001065088
CUSIP: 278642103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2025 Hamilton Avenue, San Jose, California (CA), 95125
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001326380
Persons authorized to receive notices and communications: Mark H. Robinson, GameStop Corp., 625 Westport Parkway, Grapevine, Texas (TX), 76051, (817) 424-2000

## Reporting persons
- GameStop Corp. (CIK 0001326380): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 827,648; shared voting power 0; sole dispositive power 827,648; shared dispositive power 0; aggregate amount beneficially owned 39,874,306 (9% of the class)
  Comment: Rounded up to the nearest tenth of a percent and based on the 444 million shares of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in its Form 10-Q, filed with the United States Securities and Exchange Commission on April 29, 2026 (the "2026 Q1 10-Q").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: eBay Inc.
Address of issuer's principal executive offices: 2025 Hamilton Avenue, San Jose, California (CA), 95125
Comment:
Explanatory Note:

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed by the Reporting Person on May 4, 2026, as amended by Amendment No. 1 filed on May 19, 2026 and Amendment No. 2 filed on May 28, 2026 (the "Original 13D", and as so amended and supplemented by this Amendment No. 3, the "Schedule 13D") relating to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 3 but not otherwise defined shall have the respective meanings ascribed to them in the Original 13D.

As more fully described herein, in addition to the 827,648 shares of Common Stock reported herein as beneficially owned by it as of June 5, 2026, the Reporting Person has acquired economic exposure to a further 39,046,658 shares of Common Stock underlying Put/Call Pairs, which are settleable for cash or Common Stock at the election of the exercising party. Together, the 827,648 shares of Common Stock beneficially owned directly and the shares of Common Stock underlying Put/Call Pairs constitute approximately 9.0% of the outstanding shares of Common Stock, based on the 444 million shares of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in the Issuer's 2026 Q1 10-Q. In the event of physical settlement of the Put/Call Pairs, GameStop would have the sole power to vote or direct the vote of the shares of Common Stock underlying such Put/Call Pairs.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first sentence of the first paragraph of Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

"GameStop purchased the 827,648 shares of Common Stock reported herein as beneficially owned by it as of June 5, 2026 for a total purchase price of $91,004,145.37 excluding fees and expenses. The source of funds used by GameStop to purchase such shares of Common Stock was cash from its working capital."

Item 3 of the Original 13D is hereby supplemented as follows:

"As further detailed on Exhibit 99.2 of Amendment No. 3, GameStop has entered into additional Put/Call Pairs providing economic exposure to a further 4,537,668 shares of Common Stock (i.e., a further approximately 1.0% of the Common Stock). Such Put/Call Pairs are settleable in cash or Common Stock at the election of the exercising party. The source of funds to be used by GameStop to settle such shares of Common Stock, to the extent GameStop elects physical settlement, is anticipated to be cash from its working capital. The total net premium paid by the Reporting Person for the 4,537,668 Put/Call Pairs reported on this Amendment No. 3 was $1,239,167.53 and was paid from the Reporting Person's working capital.

Unless noted above, no portion of the purchase price for either of the shares of Common Stock beneficially owned directly by the Reporting Person or the shares of Common Stock underlying the Put/Call Pairs was or is currently expected to be borrowed by the Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 3, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:

"The Reporting Person believes that the Issuer's Common Stock is undervalued and represents an attractive investment opportunity.

On May 3, 2026, GameStop delivered to the Issuer a non-binding proposal (the "Offer Letter") to acquire all of the issued and outstanding shares of Common Stock of the Issuer at a price of $125.00 per share, in cash and stock. A copy of the Offer Letter is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person from time to time expects to enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer or third parties in connection with the above-described matters and, more generally, in connection with the Reporting Person's investment in the Issuer. Such discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other stockholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer (including without limitation, the potential acquisition by the Reporting Person of control of the Issuer and or any and all of the issued and outstanding Common Stock (and the terms of any such potential acquisition)), as well as other matters related to the Issuer. The Reporting Person may also seek to explore other methods for increasing its ownership position in, or economic exposure to, the Issuer, including, without limitation, through open market purchases or an acquisition of shares of Common Stock from other stockholders or through the entry into additional derivatives arrangements.

The Reporting Person intends to review its investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities and other markets, and general economic and industry conditions, take such actions with respect to the investment in the Issuer as it deems appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the Common Stock or otherwise relate to the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise and/or physically-settling or cash-settling any derivatives (including without limitation Put/Call Pairs) or other instruments that are based upon or relate to the value of the Common Stock or otherwise relate to the Issuer; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) change the terms on which it would propose to acquire control of the Issuer and or any and all of the issued and outstanding Common Stock and/or at any time abandon its current intention to seek to acquire control of the Issuer and or any and all of the issued and outstanding Common Stock or (v) otherwise proposing or considering, or changing its intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D (whether or not otherwise described above).

The response to Item 3, Item 5, Item 6 and Exhibit 99.2 of Amendment No. 3 are each incorporated herein by reference.

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 3, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original 13D is hereby amended and restated in its entirety as follows:

"The Reporting Person may be deemed to beneficially own 39,874,306 shares of Common Stock (the "Subject Shares"), consisting of 827,648 shares of Common Stock owned directly by the Reporting Person and a further 39,046,658 shares of Common Stock underlying Put/Call Pairs. The Subject Shares represent approximately 9.0% of the Issuer's outstanding shares of Common Stock, based on the 444 million shares of Common Stock stated by the Issuer as being outstanding as of April 24, 2026 in the Issuer's 2026 Q1 10-Q. The Reporting Person has the sole power to vote or direct the vote of all of the 827,648 shares of Common Stock it beneficially owns directly. In the event of physical settlement of the Put/Call Pairs, the Reporting Person would have the sole power to vote or direct the vote of the shares of Common Stock underlying the Put/Call Pairs.

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 3, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original 13D is hereby amended and restated in its entirety as follows:

"The response to Item 5(a) of Amendment No. 3 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) of the Original 13D is hereby supplemented as follows: "Other than as described herein or on Exhibit 99.2 filed with Amendment No. 3, which is incorporated herein by reference, no transactions in the Common Stock were effected by the Reporting Person (or, to the knowledge of the Reporting Person, by any of the executive officers or directors of the Reporting Person listed on Exhibit 99.3) during the past 60 days."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original 13D is hereby amended and restated in its entirety as follows:

"In addition to the 827,648 shares of Common Stock directly owned by the Reporting Person, the Reporting Person has entered into Put/Call Pairs representing a further 39,046,658 shares of Common Stock with an unaffiliated financial institution counterparty, which is The Toronto-Dominion Bank.

The Put/Call Pairs are American-style put/call options that were settleable solely for cash until such time as the Reporting Person provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, that were necessary for the Reporting Person to acquire the underlying shares of Common Stock (such condition, the "HSR Act Condition"). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, the Reporting Person (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. The Reporting Person does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. The Put/Call Pairs expire on the Expiration Date.

The Put/Call Pairs have strike prices ranging from $84.739414 to $118.275965. The premium for each Put/Call Pair payable by the Reporting Person to the unaffiliated financial institution counterparty is the difference between the premium payable by the Reporting Person to the unaffiliated financial institution counterparty for the call portion of the Put/Call Pair, and the premium payable by the unaffiliated financial institution counterparty to the Reporting Person for the put portion of the Put/Call Pair, with each premium based on the number of options, the strike price for the options, and the applicable premium ratio.

Item 3, Item 4 and Item 5 of the Schedule 13D are incorporated herein by reference.

The form of supplemental confirmation and form of pricing notification for the Put/Call Pairs were filed as Exhibit 99.4 and Exhibit 99.5, respectively, to Amendment No. 1 and are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

To the knowledge of the Reporting Person, as of the filing of this Amendment No. 3, none of the executive officers or directors of the Reporting Person listed on Exhibit 99.3 have anything additional to disclose in response to this Item."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original 13D is hereby amended and restated in its entirety as follows:

"Exhibit 99.1 Offer Letter, dated as of May 3, 2026.*
Exhibit 99.2 Trading Data.
Exhibit 99.3 Names of the Executive Officers and Directors of the Reporting Person.*
Exhibit 99.4 Form of Put/Call Pair Supplemental Confirmation.*
Exhibit 99.5 Form of Put/Call Pair Pricing Notification.*

* Previously filed"

## Signatures
- GameStop Corp.: /s/ Mark H. Robinson, Mark H. Robinson/General Counsel (06/05/2026)